Exhibit 99.1

Vesting of awards under the Long Term Incentive Plan

Hong Kong, Shanghai & Florham Park, NJ — Tuesday, October 21, 2025: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM: HCM; SEHK:13) announces that the non-performance based awards granted under the Long Term Incentive Plan (“LTIP”) on October 20, 2021 to the following persons discharging managerial responsibilities were vested on October 20, 2025:-

Award Holder	Number of American depositary shares (“ADS”)

Dr Dan Eldar (Non-executive Director (“NED”))	1,938
Ms Edith Shih (NED)	1,938 (1)
Professor Tony Mok (Independent Non-executive Director)	1,938

Note:

(1)	These ADSs were not received by Ms Edith Shih, but were received by or for the account of her employer, Hutchison International Limited.

The notifications set out below are provided in accordance with the requirements of the UK Market Abuse Regulation.

(a) Dr Dan Eldar

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dr Dan Eldar
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	HUTCHMED (China) Limited
b)	LEI	2138006X34YDQ6OBYE79
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ADS each representing five Ordinary Shares of US$0.10 ADS ISIN: US44842L1035
b)	Nature of the transaction	Vesting of awards granted on October 20, 2021 under HUTCHMED's LTIP
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		Nil	1,938 ADS

d)	Aggregated information — Aggregated volume — Price	N/A
e)	Date of the transaction	2025-10-20
f)	Place of the transaction	Outside a trading venue

(b) Professor Tony Mok

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Professor Tony Mok
2	Reason for the notification
a)	Position/status	Independent Non-Executive Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	HUTCHMED (China) Limited
b)	LEI	2138006X34YDQ6OBYE79
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ADS each representing five Ordinary Shares of US$0.10 ADS ISIN: US44842L1035
b)	Nature of the transaction	Vesting of awards granted on October 20, 2021 under HUTCHMED's LTIP
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		Nil	1,938 ADS

d)	Aggregated information — Aggregated volume — Price	N/A
e)	Date of the transaction	2025-10-20
f)	Place of the transaction	Outside a trading venue

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Since inception it has focused on bringing drug candidates from in-house discovery to patients around the world, with its first three medicines marketed in China, the first of which is also approved around the world including in the US, Europe and Japan. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

CONTACTS

Investor Enquiries	+852 2121 8200 / ir@hutch-med.com

Media Enquiries
FTI Consulting – Ben Atwell / Alex Shaw	+44 20 3727 1030 / HUTCHMED@fticonsulting.com +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile)
Brunswick – Zhou Yi	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com

Panmure Liberum	Nominated Advisor and Joint Broker
Atholl Tweedie / Emma Earl / Rupert Dearden	+44 20 7886 2500

Cavendish	Joint Broker
Geoff Nash / Nigel Birks	+44 20 7220 0500

Deutsche Numis	Joint Broker
Freddie Barnfield / Jeffrey Wong / Duncan Monteith	+44 20 7260 1000